UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

iConsumer Corp.

(Exact name of registrant as specified in its charter)

Delaware	27-4286597
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

73 Greentree Drive, #558

Dover, DE 19904

(Mailing Address of principal executive offices)

(888) 546-7980

Issuer’s telephone number, including area code

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware and is in an early stage of development.

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with its financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect the Company’s plans, estimates, and beliefs. The Company’s actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2018. The financial statements included in this filing as of and for the six months ended June 30, 2018 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

The Company earns revenues through offering advertising to audience members on its website, its member-focused emails, alerts and notifications in its apps, and primarily through agreements with vendors for web traffic and sales referred through the iConsumer.com website and apps (commission revenue). The Company recognizes revenue from its customers (online retailers) only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured. In accordance with FASB ASC 606, the Company is an agent for its customers, and as such has no unfulfilled performance obligations to its customers at the time it recognizes revenue. Ninety-five percent of its revenues come from national, broad line online retailers, and cannot be disaggregated. Five percent of the Company’s revenues come from customers that sell travel and their revenue may be subject to different macro-economic forces. Non-commission revenues from advertising were negligible in 2017 and 2018.

Beginning in June 2015, the Company began to earn commission revenue by directing its audience to participating retailers. Measurable revenue from operations began in January 2016. The Company’s revenues varied significantly each month during 2016 and 2017 as it refined its marketing and promotional offers. The Company’s revenues stabilized in January 2018 as it completed testing of its various offers. Results in 2018 may not therefore be clearly comparable to results in 2017.

Starting in the third quarter of 2016 and continuing throughout 2017 and the first half of 2018, the Company launched improved generations of its mobile apps for Apple IOS and Android. It also launched updated versions of the iConsumer Button for Chrome, Safari, Firefox, Internet Explorer, and Microsoft Edge. Regular releases of the apps and the Button have occurred since that time. These technologies are provided under the license agreement with Outsourced Site Services, LLC (“OSS”), outlined more fully below.

In September 2016 the Company’s first Regulation A offering, described below under “Liquidity and Capital Resources,” was qualified by the Securities and Exchange Commission (“SEC”). It began issuing and transferring shares of its Series A Non-Voting Preferred Stock to its audience members and selling equity for cash.

During the first quarter of 2017, the Company increased the offering price of the Series A Non-Voting Preferred Stock to $0.09 per share. The Company officially announced that it was leaving its “beta testing” phase in February, and commenced full operating mode. The Company began advertising heavily to build its membership base, and its base of potential cash investors.

During the second quarter of 2017, the Company continued to advertise heavily. By the end of the period, the Company had grown from approximately 13,000 members at the beginning of February 2017, to over 40,000 members.

1

The Company filed a Form 1-Z to notify the closing of the Regulation A offering in May 2017, to comply with the instructions of the Financial Industry Regulatory Authority (“FINRA”), in order to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTCQB market. That 1-Z filing was later withdrawn. At the time of the filing, the Company had approximately 2,600 shareholders, and had raised approximately $162,000 from cash investors.

The Company launched an offering of convertible debt under Rule 506(c) of Regulation D under the Securities Act in September 2017. As of December 31, 2017, the Company had raised $154,721 in that offering. As of June 30, 2018 the Company had raised $164,000. See “—Liquidity and Capital Resources.”

The Company filed a new 1-A offering statement for its second Regulation A offering on January 29, 2018. The offering price for its Series A Non-Voting Preferred Stock changed to $0.15 per share under this filing. On June 13, 2018 the SEC qualified the Company’s offering statement. On June 14, the Company began awarding shares again.

On February 13, 2018 the previously qualified offering that allowed the Company to offer and issue shares expired. The Company’s terms and conditions for audience members stated that in the event the Company did not have a qualified offering, the Company was not obligated or able to award shares. The SEC took the position that Company was still offering shares after February 14, 2018. On June 8, 2018 the Company filed a Form 1-A offering statement to make a rescission offer under Regulation A, offering to rescind the bundle of shares and Bitcoin awarded to members between February 13, 2018 and May 24, 2018. As of September 26, 2018 the rescission offer has not been qualified by the SEC.

The Company’s revenues were negatively impacted during May 2018 and June 2018 by its inability to offer its equity as a reward. Subsequent to June, the Company’s revenues returned to their pre May 24, 2018 levels.

The Company completed its testing of widely varying member incentives in January 2018. The primary factors affecting gross income (revenue) are the number of users of the Company’s services (audience members), the amount each member spends, and the commission rates paid by participating retailers. By adjusting the percentage of the gross income and/or equity shared with the member in the form of rebates, the Company can affect the amount of gross income earned. Generally, the higher the percentage, the more likely a member will make a transaction that generates revenue.

On December 23, 2017, the Company transitioned from providing rebates in the form of cash to providing rebates in the form of Bitcoin. This transition introduces potential cash flow issues, as the Company seeks to reduce the speculative risk (similar to foreign currency risk) associated with Bitcoin by acquiring sufficient Bitcoin (or hedging the risk in the futures markets) at the time it's earned by a member as a result of a purchase. This purchase typically occurs prior to the Company being paid for its services. Should the Company's cash reserves be insufficient to acquire or hedge its Bitcoin requirements, the Company is exposed to substantial speculative risk.

As part of the adoption of Bitcoin, the Company changed the percentage of its revenues returned to its members as Bitcoin. This change positively impacted the Company’s gross profit and the net cash generated by each transaction.

In order to support quotation on the OTCQB market, on January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common Stock and Series A Non-Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

FINRA issued the Company a ticker symbol, which the Company subsequently had changed to RWRDP (ReWaRDPreferred). FINRA rules require a deposit of the Company’s stock into a brokerage account to finalize the process of quotation. A shareholder successfully deposited his stock into a brokerage account within the time frame set forth by FINRA. Trading in RWRDP then commenced on the OTCQB market in March 2018.

Trading in RWRDP has been light and sporadic. During the first half of 2018, the stock traded between $0.03 and $1.05 per share.

2

In May 2018 in recognition that the Company needed additional funding to expand operations, and with the prospects of that funding not occurring before September, the Company reduced its marketing expenses.

Gross profit is gross revenue less the direct costs of that revenue (i.e. rebates). Rebates have cash and non-cash components. The non-cash component reflects the estimated fair value, as reflected in the most current offering circular on file with the SEC, of the preferred stock to be transferred to the member as the earned rebate. The cash component represents the cost to buy Bitcoin on the Gemini exchange on the transaction date when the Bitcoin rebate was earned. The Company focuses on the cash component of its gross margin as the best indicator of results.

The amount spent on marketing is likely to be larger in relation to the number of members in the earlier days of operations, decreasing as the number of members grows.

The technology used by iConsumer to operate its website is licensed from OSS, where it has been used for 20 years for the operations of iGive, a business that caters to online shoppers who are interested in helping non-profits. iConsumer receives services from OSS, which include hosting, servers, support, internet connectivity, and interconnections with retailers. OSS also provides marketing, management, and accounting services. OSS also employs and compensated Robert Grosshandler, Melinda Moore, Kimberly Logan, and Sanford Schleicher. Ms Moore left OSS’s employ at the end of May 2018. She remains an advisor to the Company.

These services are provided pursuant to an Amended and Restated Software License and Services Agreement dated May 25, 2016, between OSS and the Company (the “License Agreement”). The provisions of the License Agreement with OSS will significantly affect the Company’s financial results. Under the License Agreement, the Company pays 20% of its gross revenue to OSS. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS, which would likely change the Company’s gross margins and profitability. In the event the Company decides to provide for itself the support services provided by OSS, the Company’s gross margins and profitability are likely to change, and the current results of operations may not be indicative of what they would be if the Company provided for its own support services.

Both iGive and OSS are 100% owned by Robert Grosshandler.

Results of Operations

Six Months ended June 30, 2017 Compared to Six Months ended June 30, 2018

Revenues for the six months ended June 30, 2018 were $73,738, a decrease from revenues of $211,266 in the same period in 2017, reflecting the effects of reducing the incentive paid as a percentage of sales. Reducing the percentage reduces the incentive for users to shop. Revenues were primarily composed of commissions from merchants.

The Company’s revenues were negatively affected during the time period (May 24, 2018 through June 13, 2018) in which it was not offering or accruing shares as a reward for audience members making purchases.

A portion of the Company’s expenses were in the form of preferred stock, a non-cash item. The stock was valued at $0.045 per share for stock earned through February 11, 2017, $0.09 per share through June 13, 2018, and $0.15 per share thereafter. The value reflects the price paid by third party purchasers in the Regulation A offerings. The preferred stock is quoted as RWRDP on the OTCQB market and has traded sporadically between $0.03 per share and $1.05 per share between March 3, 2018 and June 30, 2018.

A portion of the Company’s expenses were in the form of Bitcoin, a cryptocurrency. Bitcoin is valued as of the day the expense is incurred, based upon the closing price for that day on the Gemini Bitcoin Exchange.

3

The Company’s cost of revenues for the six months ended June 30, 2018 amounted to $116,377, compared to $348,324 in the same period in 2017. Cost of revenues for the first six months of 2018 included $87,293 in preferred stock, down from $161,225 from the same period in 2017. Cash back was replaced by Bitcoin in 2018. Bitcoin back rebates were $29,083 during the first six months of 2018, down from $187,098 in cash back rebates from the same period in 2017. Gross profit increased $94,419 over the same period in 2017. For the six months ended June 30, 2018 gross profit was ($42,639), compared to ($137,057) for the same period in 2017.

Operating expenses decreased to $152,880 for the first six months of 2018, from $452,075 in the same period in 2017. The primary components of operating expenses were as follows:

•	Marketing expense decreased to $37,590 from $343,231, reflecting the Company’s cessation of market testing. The member stock awards included as a marketing expense – a non-cash item (primarily rewards for joining and referring other shoppers) — were $16,905, down from $241,849 in the same period in 2017. The advertising and promotion expense was $20,684, down from $101,383 in 2017. Marketing expense did not include expenses related to the Company’s offering under Regulation A. Expenses related to the offering were capitalized to prepaid expenses and will be charged against shareholders’ equity when the offering is closed.

•	Fees to OSS were $14,748 in the first six months of 2018, a decrease from fees of $42,141 in the same period in 2017. This reflected the reduction in gross income. This affiliated company (owned by Mr. Grosshandler) provides most of the services needed to operate iConsumer. Most specifically, the overheads of creating member-oriented marketing campaigns and the overhead of managing the network of 1,800 retailers are borne by OSS. Additionally, all of the costs of developing and operating the technology are the responsibility of OSS. In accordance with the agreement with OSS, the expense is calculated as 20% of gross revenues. If iConsumer was not using OSS to provide these services, the results of its operations might be significantly different.

•	Accounting, legal, and professional fees for the first six months of 2018 were $72,958, compared to $47,747 for the same period in 2017.

As a result of the foregoing factors, the Company reduced its net loss to $196,256 for the first six months of 2018, from its net loss of $589,132 for the same period in 2017.

Liquidity and Capital Resources

As of the date of this report, iConsumer has a low level of liquid assets. The Company is completely dependent on the proceeds from a continuing offering of equities under Regulation A and support from affiliated companies to execute its plan of operations. In September 2016, the Company commenced its first offering under Regulation A. It offered up to $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.045 per share, subsequently raising the price to $0.09 per share. The Company received $20,341 in cash from the sale of its preferred securities in the Regulation A offering in 2017, including $7,000 in cash that was a receivable at the end of 2016, and a net of $135,889 in cash from the sale of its preferred securities in 2016 (after $11,636 in offering costs). On June 13, 2018, the Company commenced a new offering under Regulation A. It is offering up to $15,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.15 per share. As of June 30, 2018 the Company had received $10,601 in investments under that offering. In September 2017, the Company commenced a private placement under Rule 506(c) of Regulation D of up to $2,000,000 aggregate principal amount of 8% Convertible Promissory Notes due 2020, convertible into shares of its Series A Non-Voting Preferred Stock, at the holder’s option, at a price of $0.075 per share. As of December 31, 2017 the Company had raised net proceeds of $154,721 under that offering. As of June 30, 2018, the Company had raised net proceeds of $164,000 in that offering. The Company has no debt, other than the Convertible Promissory Notes, outside of its obligations to remit earned cash back to members when due, and no obligations to make any capital expenditures. The Company believes it is holding sufficient Bitcoin in its own cryptowallet to meet near term demand.

Trend Information

The Company is reliant on the economic trends affecting online shopping in the United States. With the addition of Bitcoin-based rebates, the Company is increasingly subject to worldwide economic trends affecting online shopping. The migration of retail shopping from physical locations to the internet continues and is expected to continue into the foreseeable future. The Company believes that this trend is positively affecting its growth.

4

Amazon continues to enjoy a significant share of that online retail growth. The Company has a relationship with Amazon, but the revenues from that relationship are negligible. Should the Company succeed in increasing the share of its revenues from Amazon, the Company would have increased customer concentration risk.

Retailers that rely primarily on physical locations are under significant economic pressure. Many of them are going through or will go through bankruptcy proceedings. The Company has relationships with some of those retailers. The Company will be negatively affected to a greater or lesser degree by retailer defaults. Mitigating that trend is the fact that their customers are migrating to companies with which the Company already does business.

The credit risk associated with retailer bankruptcies is mitigated in two ways. First, the Company’s service providers monitor those risks, and seek deposits and advance payments from retailers they deem risky. Second, the Company does not owe rebates to its members unless the revenues those rebates are calculated upon are received.

The Company utilizes online advertising to attract new members. Online advertising continues to grow as a percentage of the advertising market. The cost of the Company’s advertising is subject to change, both up and down, depending on the state of the advertising market.

The addition of Bitcoin-based rebates subjects the Company to advertising risks. Many advertising outlets do not allow advertisements promoting Bitcoin or other cryptocurrencies. This will limit the Company’s advertising options, and may result in higher advertising costs.

Consumers’ internet use, and especially mobile internet use, continues to grow. The Company believes this increase can result in more member growth. Navigating the transition from desktop to mobile internet use presents challenges for the Company. The Company utilizes technology partners that continue to invest heavily in platforms that are intended to make the Company’s offerings attractive to existing members and prospective members who use the internet from mobile devices.

The cost and difficulty of hiring or retaining qualified employees continues to increase. While the Company does not have any direct employees, it is dependent on its service partners’ abilities to attract and retain employees. The Company believes that its ability to operate virtually will help to mitigate the increased employee challenge.

The Company’s ability to raise money is affected by the stock market, and in particular, the acceptance of companies using Regulation A as amended under the 2012 JOBS Act.

The alternative markets (e.g. OTC) continue to revise their standards for quotation. Those revisions may make it harder or more expensive for the Company to obtain or maintain a market for its securities.

The Company’s competition has begun to utilize alternative advertising mechanisms. Last holiday shopping season, Retailmenot (whose acquisition was announced in the first quarter of 2017) advertised in retail malls. eBates appeared to utilize TV advertising to a greater extent than observed in prior years.

The adoption of new mobile wireless technologies such as 4G, and soon 5G, continue to make mobile usage of the Company’s offerings more likely.

Alternative blockchain-based competitors are beginning to appear in non-U.S. markets. The Company expects blockchain-based competitors, including eBates, to enter the U.S. market at some point.

Item 2. Other Information

None.

5

Item 3. Financial Statements

iConsumer Corp.

BALANCE SHEETS

June 30, 2018 and December 31, 2017

	6/30/2018 Unaudited	12/31/2017 Audited
ASSETS
Current Assets
Checking	-	-
Total Checking/Savings	-	-
Other Current Assets
Accounts Receivable	31,252	16,323
Bitcoin	2,229
Due from Escrow Agents	18,100	2,544
Prepaid Expenses	8,167	13,167
Total Other Current Assets	59,748	32,034
TOTAL ASSETS	59,748	32,034
LIABILITIES & EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	51,530	10,498
Checks Written in Excess of Cash	14,812	43,595
Member Bitcoin Back Payable	37,479	1,391
Member Cash Back Payable	106,028	178,824
Total Current Liabilities	209,849	234,307
Non-Current Liabilities
Convertible Notes Payable, (Net)	131,857	107,793
Due to Related Parties	329,616	225,351
Total Non-Current Liabilities	461,473	333,144
Total Liabilities	671,322	567,451
Stockholders' Equity
Paid in Capital	1,245,601	1,125,811
Retained Earnings (Deficit)	(2,064,767)	(1,868,511)
Stockholder's Equity (Deficit)
Common Stock 150,000,000 authorized, $0.001 par, 100,000,000 issued and outstanding at June 30, 2018 & December 31, 2017	100,000.00	100,000
Series A Non-Voting Preferred Stock 250,000,000 authorized, $0.001 par, 107,591,989 and 107,282,913 issued & outstanding at June 30, 2018 and December 31, 2017, respectively	107,592	107,283

Total Stockholders' Equity (Deficit)	(611,574)	(535,417)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	59,748	32,034

See accompanying notes to the financial statements

6

iConsumer Corp.

STATEMENTS OF OPERATIONS

For six month periods ended June 30, 2018 and June 30, 2017

	6/30/2018	6/30/2017
	Unaudited	Unaudited
Revenues:
Commissions from Merchants	72,151	210,706
Miscellaneous Income	1,587	560
Total Income	73,738	211,266
Cost of Revenue
Member Cash Back Rebate	0	187,098
Member Bitcoin Back Rebate	29,084	0
Member Stock Back Rebate	87,293	161,225
Total Cost of Revenue	116,377	348,323
Gross Profit	(42,639)	(137,057)
Operating Expenses
Accounting	41,955	22,500
Debt Issuance Costs	15,364	0
Legal & Professional Fees	31,003	25,248
Marketing
Member Stock Awards	16,905	241,849
Advertising & Promotion	20,684	101,383
Membership Expenses	1,391	1,343
OSS Service Fee	14,748	42,141
Stock Issuance Fees	11,567	17,611
Total Operating Expenses	153,617	452,074
Net Loss	(196,256)	(589,132)

In the opinion of management, all adjustments considered necessary to make these interim statements of operations not misleading have been included.

See accompanying notes to the financial statements

7

iConsumer Corp.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Periods Ended June 30, 2018, and December 31, 2017

	Common Stock		Preferred Stock		Additional Paid in		Total Stockholders’
	Number of Shares	Amount Par .001	Number of Shares	Amount Par .001	Capital Deficit)	Accumulated Deficit	Equity (Deficit)
Balance at December 31, 2016 (audited)	100,000,000	$100,000	105,896,831	$105,897	$310,953	$(738,761)	$(221,910)

Stock Distributed to Investors			192,681.56	$193	$20,149		$20,341
Stock Distributed to Members			1,193,401.00	$1,193	$(1,193)		$0
Stock Earned by Members					$765,702		$765,702
Recognition of Beneficial Feature Related to Convertible Notes					$30,200		$30,200
Net Loss						$(1,129,751)	$(1,129,751)
Balance at December 31, 2017 (audited)	100,000,000	$100,000	107,282,913	$107,283	$1,125,811	$(1,868,512)	$(535,417)

Stock Distributed to Investors			87,337	$87	$13,013		$13,101
Stock Distributed to Members			221,739	$222	$(222)		$0
Stock Earned by Members					$104,199		$104,199
Recognition of Beneficial Feature Related to Convertible Notes					$2,800		$2,800
Net Loss						$(196,256)	$(196,256)
Balance at June 30, 2018 (unaudited)	100,000,000	$100,000	107,591,989	$107,592	$1,245,601	$(2,064,768)	$(611,574)

See accompanying notes to the financial statements

8

iConsumer Corp.

STATEMENT OF CASH FLOWS

For six month period ended June 30, 2018 and June 30, 2017

	6/30/2018	6/30/2017
	Unaudited	Unaudited
OPERATING ACTIVITIES
Net Loss	(196,256)	(589,132)
Adjustments to reconcile Net Loss
to net cash provided by operations:
Non-Cash Interest Expense	5,936
Changes in Operating Assets & Liabilities
Prepaid Expenses	5,000
Accounts Receivable	(14,929)
Bitcoin	(2,229)
Accounts Payable	41,033	5,259
Member Bitcoin Back Payable	36,089
Member Cash Back Payable	(72,796)	38,792
Preferred Stock Distributable	106,777	403,074
Net cash provided by Operating Activities	(91,375)	(142,007)
FINANCING ACTIVITIES
Increase in Receivable from Escrow Agency	(15,557)
Checks Written in Excess of Cash	(28,783)
Investor Funds Receivable		55,730
Increase in Due to Related Party	104,265	81,402
Proceeds from Sale of Preferred Stock	13,013
Proceeds from Issuance of Convertible Notes (Net)	18,128
Stockholders’ Equity: Preferred Stock	309	16,007
Net cash provided by Financing Activities	91,375	142,007
Net cash increase for period	0	0
Cash at end of period	0	0

See accompanying notes to the financial statements

9

iConsumer Corp.

NOTES TO THE FINANCIAL STATEMENTS

For the six month period ended June 30, 2018

NOTE 1: NATURE OF OPERATIONS

iConsumer Corp. (the “Company”), is a corporation organized December 16, 2010 under the laws of Delaware.   The Company was formed to provide money saving services to consumers through a website that is designed to be searchable and discoverable by Google.  On June 19, 2015 it began “test the waters” operations to determine product and service viability for a new service aimed at providing consumers cash back rebates based upon their shopping at participating retailers.  As of December 31, 2015, it had not generated significant revenue.

Measurable revenue from operations began in January 2016. The Company’s revenues varied significantly each month during 2016 and 2017 as it refined its marketing and promotional offers. In the years preceding the commencement of its principal operations, the Company actively provided the service of directing web traffic to iGive.com, primarily aimed at Google and other search engines.

Through June 19th, 2015, the Company’s activities consisted of formation activities and preparations to raise additional capital as described in Note 6.  These activities continued through 2015. In 2016, the Company’s offering statement was qualified by the Securities and Exchange Commission (“SEC”) under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Company became fully operational.

The Company’s Regulation A offering statement was re-qualified by the SEC in February 2017, reflecting the change of the stock price from $0.045 per share to $0.09 per share. To comply with the instructions of the Financial Industry Regulatory Authority (“FINRA”), the Company filed a Form 1-Z to notify the closing the Regulation A offering in May 2017. FINRA required this in order for the Company to commence the process of applying for quotation of its Series A Non-Voting Preferred Stock on the OTCQB market. That 1-Z filing was later withdrawn.

The Company filed a de novo offering statement, with a stock price of $0.15 per share, on January 29, 2018. That offering statement was qualified by the SEC under Regulation A on June 13, 2018.

Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement (SEC File No. 24-10480) that was re-qualified by the SEC on February 13, 2017 on a timely basis. The Company filed a rescission offer on June 8, 2018. The Company provisionally accrued the earning of shares for its members between February 14, 2018 and May 23, 2018, in the event that the Company was permitted to issue and transfer shares earned during this period. The Company does not believe it was obligated to issue those shares unless it was permitted to do so. The SEC has taken the position that the accrual of these shares was not permitted. The Rescission Offer will give affected iConsumer members the opportunity to rescind (reverse) the qualified transactions that occurred during this time period. If a member completes and then rescinds the transaction, which includes provision of personal information, including social security number, execution of a subscription agreement, payment of processing fees, and return of any Bitcoin earned in the transaction, the Company will repurchase the number of shares accrued during those transactions for $0.09 per share. If all 2,041 affected members were to rescind the transactions, they would return 2.17 Bitcoin (approximately $14,097 as of September 17, 2018) and receive $40,954 (inclusive of processing fees) for a net exposure (as of September 17, 2018) of $26,857.

As of September 26, 2018 the offering statement for that rescission offer has not yet been qualified by the SEC.

The Company received a ticker symbol from FINRA in December 2017. The Company made application to The Depository Trust Corporation (“DTC”) in January to facilitate the electronic transfer of its stock. The first trade of RWRDP occurred in March 2018. The Company’s stock is highly illiquid, and likely to remain so for the foreseeable future. The stock traded between $0.03 and $1.05 per share during the first six months of 2018.

10

The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to fully operationalize the Company’s planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents can include time deposits, Bitcoin, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  There are no allowances for doubtful accounts established as of June 30, 2018 or December 31, 2017.

No single customer represented over 10% of the Company’s accounts receivable as of June 30, 2018.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property or equipment has been recorded as of June 30, 2018 or December 31, 2017.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash and counter-party risk associated with the hedging of Bitcoin using futures. The Company will place its cash and cash equivalents other than Bitcoin with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds or with whom it has deposits, and as such, it believes that any associated credit risk exposures are limited. The Company utilizes the Chicago Board Options Exchange and the Chicago Mercantile Exchange to hedge Bitcoin exposure. Those exchanges manage counter-party risk as part of their futures contracts.

Concentration of Bitcoin Risk

The Company is exposed to security risks associated with its Bitcoin holdings held in its own cryptowallet. The Company holds Bitcoin in a cryptowallet in order to satisfy members’ anticipated near term demand to transfer their accrued Bitcoin from the Company to a wallet or account controlled by the member. Should the Company suffer a theft of this Bitcoin it would be harmed. The Company takes significant security precautions with regard to the cryptowallet. The Company seeks to minimize the amount of Bitcoin it holds in its own crytpowallet.

11

Concentration of Customer and Customer Credit Risk

The Company is exposed to concentration of customer credit risk. For the period ending June 30, 2018, it had no customer (retailers) that represented over 10% of its revenues. Should retailers not pay the Company, the Company would be significantly negatively impacted. The impact of non-payment would be mitigated as the Company is not obligated to provide rebates to customers if the Company does not get paid.

Concentration of Audience Member (User) Risk

The Company is exposed to concentration of audience member risk. It had one member whose purchases generated approximately 16% of the Company’s revenues for the six months ended June 30, 2018. It had five members who generated approximately 36% of the Company’s revenues in this period. Should those members stop shopping at stores via iConsumer, the Company would be significantly negatively impacted.

Revenue Recognition

The Company earns revenues primarily through commissions paid to it for products and services sold by its customers (primarily online retailers) to unrelated third parties (the Company’s audience members). A non-material amount of advertising is sold to customers that is not tied to the sale of a good or service. The Company advertises the availability of its customers’ products and services to its audience through its website, email newsletters, social media, and other channels. Fulfillment of the sale, including handling all payments, is handled by the customer. The customer reports the sale to the Company, including the amount of the commission due to the Company. At the time of reporting, the Company recognizes the commission revenue. Generally, customers report the sale within 10 days of delivery of the product or service. For advertising that is not linked to the completion of a sale or other activity, the Company recognizes the revenue as being earned when that advertising is delivered to the audience.

The Company recognizes revenue in accordance with FASB ASC 605, Revenue Recognition, only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the services have been provided, and collectability is assured.  The Company is an agent in accordance with FASB 606 for its commission revenue and has no unfulfilled performance obligations at the time the revenue is reported or recognized.

Certain customers may report uncompleted orders to the Company (e.g. travel booked but not completed). It does not recognize uncompleted orders for any purpose.

Judgments

We considered whether we were a principal or an agent in our commissioned transactions with our customers. We do not participate in the transfer of control of the products or services being sold, do not collect payment, do not control returns, nor set prices. We rely on the customer to report our revenues to us. The Company’s shoppers audit those reports to ascertain whether this reporting is fundamentally accurate. We have concluded we are an agent for purposes of FASB 606 in regard to our commission revenues.

Our advertising revenue for the period ending June 30, 2018 was nonmaterial. We have not performed FASB 606 analysis on our advertising revenues.

We considered that our customers report commissions to us after the sale by them is complete. We considered that our customers offer purchasers the right of return, but that greater than 99% of the returns are complete by the issuance date of these financial statements.

We considered that the Company’s contracts with customers are cancelable with 30 days’ notice by either party. We considered that the Company has no performance obligations under its contracts. The Company is not required to promote its customers’ products or services. Its contracts require payment by customers only if the Company chooses to promote the customers’ offers, and an audience member executes a transaction with the customer.

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We considered the exposure the Company has to fluctuations in the price of Bitcoin. Based on the Company’s experience with the pace of redemption of Bitcoin by shoppers, the ongoing softening of the Bitcoin market, and the cyber risks inherent in holding Bitcoin, the Company believes it is holding sufficient Bitcoin to meet near term demand.

We considered the fact that the Company has obligations to its audience members to provide them with Bitcoin and the Company’s equity, based upon transactions reported by our customers. Such obligations are reflected in the Company’s financial statements. Whether or not the Company fulfills its obligations to its audience members does not affect the recognition of revenue. The Company’s contracts with its customers do not obligate the Company to any performance regarding the Company’s audience members.

Disaggregated Revenue

There is no material basis upon which to disaggregate 94.5% of the Company’s revenue. The Company does not find that disaggregating by customer location, line of business, customer size, contract length, a customer’s contracts with its customers, timing of transfer, or sales channel is possible, or if possible, material.

With the exception of the Company’s customers that provide travel services (e.g. Expedia, Orbitz) all of the Company’s customers serve essentially the same function to essentially the same online audience via the same channels under similar short term contracts via online retail sales.

All of the Company’s customers are subject to the same set of economic risks, and we expect them to respond similarly to economic changes.

In addition to the standard broad economic risks, the Company’s customers that provide travel and travel related services to our audience members are subject to an additional set of risks. A reduction in travel expenditures can occur, even if the broad economy’s health doesn’t change. Changes in fuel prices, terrorist threats, communicable diseases, and war are some of the factors that our audience members may take into account when booking travel. For the six months ending June 30, 2018 and 2017:

	6/30/2018	6/30/2017
Total Revenue	$73,738	$211,266
Revenue attributable to travel service customers	4,062	5,241

Contract Balances and Performance Obligations

The Company is an agent for its customers. The Company’s contracts (not all customers have contracts) are all less than 30 days in length and give the Company the right, but not the obligation, to promote its customers’ offerings to its audience. If the Company promotes a customer’s offer to its audience, the Company does not create any economic or performance obligation to the customer.

As an agent, the Company is exposed to the potential for a customer reversing a transaction because the customer’s customer returns a purchase. Such a return will reverse the obligation of the customer to pay the Company a commission. Over 98% of such returns happen before the preparation of the Company’s financial statements. Historically, reversals that occur after the closure of the financial statements are more than offset by customers that report transactions and commissions earned by the Company after the preparation of the financial statements.

Shipping, Handling, and Sales Tax

As an agent, the Company typically does not get compensated by the customer for that part of a transaction that may be charged for shipping, handling, or sales tax. For those transactions where the customer may include such amounts as the basis for the commissions paid to the Company, the customer does not itemize such components.

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Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholder’s equity upon the completion of the offering.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates that are expected to be effective when the benefits from the deferred tax assets are realized. At December 31, 2017, and December 31, 2016, the Company had deferred tax assets of approximately $392,000 and $300,000 respectively, related to net operating loss carryforwards (“NOL”). At June 30, 2018 the Company has not reflected any change in the deferred tax assets from prior periods. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOL’s before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero. The effective tax rate is different from the expected federal tax rate due to the valuation allowance and state income taxes.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of June 30, 2018 or December 31, 2017. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the six months ended June 30, 2018 and 2017 the Company recognized no interest or penalties.

The Company is required to file U.S. federal tax returns. The U.S. federal tax returns were not filed for the Company for the years 2010-2014, in violation of IRS regulations and federal statutes. The Company filed the returns for each of the years 2010-2014 during July 2015. The Company also filed its return for 2015. As each year incurred a net operating loss, no taxes were due when the returns were filed. However, $100 late filing penalties were assessed and paid for each year, other than 2015. The Company believes it is in compliance after filing these returns. The Company has filed its 2016 tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject. The Company has filed for an extension to file U.S. federal tax returns for 2017.

Stock Distributable to Members

In January of 2017 the Company began to estimate and recognize the difference between the shares earned by and due to members that likely will be issued and transferred in the current year and shares earned that will likely be issued and transferred in a future period. Beginning in June of 2017 the Company clarified to members that a member may be charged a fee for such issuance and transfer. Beginning June 13, 2018 members have been charged a fee of $7.50.

As of May 11, 2017, the Company ceased issuing and transferring shares, because it filed a Form 1-Z to notify the closing of its offering, as required by FINRA, so that FINRA would issue the Company a ticker symbol. The Company subsequently withdrew the Form 1-Z. The offering statement remained qualified until February 13, 2018. Under SEC rules, an issuer that is offering securities on a continuous basis under Rule 251 of Regulation A must amend its offering statement annually to update the financial information in the offering circular and to reflect any other changes to its disclosure. The Company failed to amend its offering statement on a timely basis. Subsequent to the qualification of the Company’s offering by the SEC on June 13, 2018, the Company has begun offering members the opportunity to have their shares issued and transferred.

We did not have a qualified offering statement between February 14, 2018 and June 13, 2018. Between February 14, 2018 and May 23, 2018 we provisionally accrued shares, which may be a violation of the registration requirements of the Securities Act and, if a violation, may be subject to rescission. In order to address this issue, the Company has filed a rescission offer with the SEC that would cover all persons for whom we provisionally accrued stock awards during that time. The Company believes that any such rescission will not have a material effect on 2018 results.

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Reliance on Related Party

The Company currently has a software license and service agreement with a related party (see Note 5) and has the majority of its ordinary expenses paid by the related party under the terms of that agreement. As a result, the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

The related party is also providing financing to the Company.

NOTE 3: STOCKHOLDERS’ EQUITY (DEFICIT)

As of the issuance date of these financial statements, 100,000,000 shares of Common Stock and 107,591,989 shares of Preferred Stock were issued and outstanding.

The Articles of Incorporation were Amended and Restated effective July 6, 2015. Among the revised provisions, the Company authorized 150,000,000 shares of Common Stock, par value $0.001 per share and reclassified "Class A Common Stock" to "Common Stock"; authorized 300,000,000 shares of Preferred Stock, par value $0.001 per share and reclassified "Class B Common Stock" to "Preferred Stock"; amended the power to authorize the number of authorized shares to be set by affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Company. The terms and preferences of these reclassified shares were revised where Common Stock, among other provisions, entitles holders to 10 votes for each share of Common Stock, subordinate dividend rights to Preferred Stock, and certain liquidation rights.

The Company filed a Certificate of Designations, Preferences, and Rights of Series A Non-Voting Preferred Stock of iConsumer Corp. (under Section 151 of the Delaware General Corporation Law) on July 6, 2015, designating 250,000,000 shares of Preferred Stock authorized under the Amended and Restated Certificate of Incorporation filed July 6, 2015 as Series A Non-Voting Preferred Stock, par value $0.001. The Series A Non-Voting Preferred Stock was granted certain rights and preferences including: dividend preference on declared and unpaid dividends and liquidation priority for the value paid for the shares of Series A Non-Voting Preferred Stock. The Series A Non-Voting Preferred Stock holders are not entitled to vote on any matters placed to a vote of the shareholders of the Company.

The Company entered into a recapitalization and exchange agreement effective July 6, 2015 with Robert Grosshandler. This agreement stipulated the terms of a tax-free reorganization pursuant to Internal Revenue Code section 368(a), where Robert Grosshandler transferred, assigned, delivered, and surrendered to the Company his pre-recapitalization shares and the Company issues post-recapitalization shares, among other pertinent terms. This exchange retired 1,000,000 Class A Common shares pre-recapitalization and issued 100,000,000 shares of Common Stock and 100,000,000 shares of Series A Non-Voting Preferred Stock, post recapitalization.

In preparation for the trading of its preferred stock on a market under the ticker symbol RWRDP, the Company concluded that certain provisions of the liquidation preference granted under the Certificate of Designations, Preferences, and Rights dated July 6, 2015 were unworkable, as the original issue price was not trackable through subsequent holders of the stock. On January 12, 2018 the Company amended the liquidation preference for the Series A Non-Voting Preferred Stock by consent of the holders of a majority of the Common and Series A Non-Voting Preferred Stock. The amendment reaffirmed that shareholders of record as of January 12, 2018 had a liquidation preference equal to the Original Issue Price of their shares and that subsequent holders of the stock will not have a liquidation preference.

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NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that commenced principal operations in June 2015 and began to generate meaningful revenue in 2016. It has sustained net losses of $196,256 and $589,132 for the six months ended June 30, 2018 and 2017, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain capital financing from its majority shareholder and/or third parties, including through the Offerings described in Note 6. It plans to incur significant costs in pursuit of its Offerings. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

Prior to June 19, 2015, the Company was subject to a three-party oral agreement with iGive.com Holdings LLC (“iGive”) and Outsourced Site Services, LLC (“OSS”), both related parties under common control with shared ownership and management (referred to herein collectively as the “Related Parties”). This agreement stipulated that iConsumer Corp. maintain a website at iConsumer.com that directed traffic to iGive.com (owned and operated by iGive). It maintained that website in such a way as to maximize the traffic to iGive.com. In return, the Related Parties covered all of the costs of maintaining the iConsumer.com website. After launch of the full iConsumer website on June 19, 2015, a site that promotes the iConsumer Corp. planned business operations, this agreement ceased, and iConsumer. Corp. became responsible for its own costs or entering into a formal agreement with either or both of the Related Parties or others.

Effective May 1, 2015, the Company entered into a software license and services agreement (the “License Agreement”) with OSS. In accordance with the terms of the License Agreement, the Company’s operations are being run on technology licensed from OSS and OSS is providing the Company with certain support services, as defined in the License Agreement. The fee charged by OSS covers a wide range of services, the majority of which are traditionally reflected in costs of operation. The fee covers executive management, administration, accounting, internal technology support, customer support, product development, general marketing, and communications (marketing and non-marketing). A hard to quantify amount covers the care and feeding of retailers and intermediate network / technology providers, retailer recruitment, and similar activities. The fee does not cover legal fees incurred for such activities as SEC filings and other regulatory compliance. The Company has no employees.

For the use of these services and technology, the Company has agreed to pay OSS 20% of its gross revenue, as defined in the License Agreement. The License Agreement provides that in the event the Company wishes to assume responsibility for the support services provided by OSS, it can do so upon at least six months’ notice. In that event, the Company will pay 5% of its gross revenues to OSS. Since OSS is under the common control of Robert Grosshandler, he will have the power to determine whether the Company will continue to be able to rely on the OSS license, and the price it pays for the license. The License Agreement has a term of 20 years. As a result of these agreements the Company’s results of operations may not be indicative of the results that would have occurred if it operated independently.

As of June 30, 2018 the Company owed $329,616 to the Related Parties for expenses paid on the Company's behalf since inception, compared to $225,351 owed as of June 30, 2017.

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NOTE 6: OFFERINGS

Subsequent to December 31, 2015, the Company began pursuing an offering (“Offering”).  The Offering called for the Company to offer for sale under Regulation A, $2,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.045 per share. Sales of these securities commenced on September 29, 2016, upon qualification of the Company’s offering statement by the SEC.  The offering was a continuous offering. It allowed for multiple closings.  The first closing occurred in December 2016, with net proceeds of $147,525, representing the investments of 19 individuals.  As of December 31, 2016, the Company had unfunded commitments for $7,000 which were paid in January 2017. The Company’s offering statement was amended, and on February 13, 2017 it was requalified by the SEC, to adjust the subscription agreement, and change the price per share from $0.045 to $0.09. The Company continued to sell shares for cash in the Offering through May 11, 2017.  The Company incurred costs of $15,751.

In order to seek quotation of the Series A Non-Voting Preferred Stock on the OTCQB market, FINRA rules required the Company to cease issuing shares in the Offering in order to receive the FINRA approvals necessary to facilitate quotation of its stock. It ceased issuing shares under the offering statement on May 11, 2017.

FINRA issued the Company Series A Non-Voting Preferred Stock the ticker symbol RWRDP in December 2017. The OTC markets subsequently began quoting RWRDP on the OTCQB market. In February, the Depositary Trust Corporation made RWRDP DTC eligible, which allowed electronic quotation and trading. In March 2018 the first shares of RWRDP were traded on the OTCQB market.

In January 2018 the Company filed an offering statement under Regulation A with the SEC (“Follow On Offering”). The offering statement was qualified by the SEC on June 13, 2018 and calls for the sale of up to $15,000,000 of its Series A Non-Voting Preferred Stock at a price of $0.15 per share. At the date of these financial statements were available to be issued, the Company has sold $10,601 of its shares in that offering.

As part of its review of the Follow On Offering in March 2018, the SEC informed the Company that it believes that the Company’s stock award activities (see Note 10) subsequent to February 13, 2018 may not have been exempt from the registration requirements under federal securities laws and may be subject to rescission. The Company continues to believe that it has the right under the Stock Award program and its Terms of Service not to make awards under that program when there is no qualified offering statement in effect, and that any award of shares that may have been recorded on a ledger was subject to those Terms of Service. However, in light of the fact that it is in the interests of the Company to have a larger number of shareholders, the Company has decided that it will treat shares relating to purchases after February 13, 2018 and before May 24, 2018 as being earned (subject to compliance with conditions such as the execution of a subscription agreement) and to offer a right of rescission to the holders of all such shares. The Company has filed an offering statement with the SEC for a rescission offer to that effect. Said offering statement has not yet been qualified by the SEC. Any such rescission is not expected to have a material effect on the Company.

The Company’s Series A Non-Voting Preferred stock is quoted on the OTCQB market under the ticker symbol RWRDP. There is very little liquidity for RWRDP. The Company cannot guarantee that its securities will ever be tradeable on an exchange or have any substantial liquidity.  These financial statements should not be relied upon as a basis for determining the terms of an offering as this information may not be current or accurate relative to the final terms of the offering.

The Company began pursuing a private placement of $2,000,0000 of convertible debt in June 2017. The Company had received $154,721 of the private placement as of December 31, 2017 and $164,000 as of June 30, 2018. The debt has a term of three years, accrues interest for the first year at 8%, and requires interest only payments in years two and three of 8%. The debt is convertible into Series A Non-Voting Preferred Stock at a price of $0.075 per share at the option of the holder. This offering utilizes Rule 506(c) under Regulation D promulgated under the Securities Act and is open to accredited investors only.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

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NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 26, 2018 the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

NOTE 9: GOVERNANCE

On July 6, 2015 the Company revised the Articles of Incorporation. The Company also ratified Bylaws formalizing the governance policies and procedures for the Company effective July 6, 2015.

On July 6, 2015 by an Action by Joint Written Consent of Sole Director and Sole Stockholder, the Company elected Robert Grosshandler to serve as a member of the Board of Directors and as an Officer of the Company in the capacity of Chief Executive Officer, President, and Secretary. It also set the number of directors of the Company at one, established an Audit Committee of the Company naming Robert Grosshandler as the sole member of such, set the fiscal year as the calendar year, and other actions.

NOTE 10: EQUITY REWARD MARKETING PROGRAM - PROSPECTIVE DILUTION AND OTHER EFFECTS

The Company, in order to attract audience members, is offering the opportunity to earn equity in the Company as a reward or additional reward for certain activities.  This equity may be earned in exchange for, amongst other activities, becoming an audience member, recruiting other members, and utilizing the Company’s services to earn on purchases at participating retailers.

Through its offerings (see Note 6), the equity earned is Series A Non-Voting Preferred Stock.  The Company will not receive cash for any such equity earned.  The Company valued this equity at $0.045 per share through February 13, 2017. This valuation is the per share price ($0.045) received in the Offering. Subsequent to February 13, 2017, the Company valued this equity at $0.09 per share, through May 24, 2018. This valuation is the per share price ($0.09) received in the amended Offering beginning February 13, 2017 through January 13, 2018. Subsequent to June 13, 2018, the Company valued this equity at $0.15 per share. This valuation is the per share price ($0.15) received in the Offering qualified on June 13, 2018. The valuation will be adjusted from time to time to reflect the price in the then current offering. Equity distributed under this program will be dilutive to existing shareholders.  If this marketing program is successful, the Company anticipates that significant dilution may result.

There are still significant hurdles to overcome to make this marketing program commercially reasonable and enable it to stay compliant with appropriate regulations, including but not limited to, state Blue Sky laws.

As of June 30, 2018 the Company had issued 3,882,461 shares of Preferred Stock equity under this marketing program to approximately 2,600 members, who thus became shareholders. The Company recognized a portion of the cost of this program as a marketing expense and the balance as a cost of revenues.  It has recognized a total of $104,199 in the first six months of 2018 to reflect this expense.

As of December 31, 2017, approximately 49,000 members were due 12,978,942 additional shares under this program, but the Company had not yet issued these shares to its members. As of June 30, 2018, 48,687 members were due 13,929,876 shares. Until issued, the member may forfeit these shares for a variety of reasons, which include, but are not limited to, purchase returns and account inactivity. The Company will issue these shares upon receiving an executed subscription agreement, fees, and appropriate shareholder identification.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description
2.1	Amended and Restated Certificate of Incorporation (1)
2.2	First Amendment to Amended and Restated Certificate of Incorporation (2)
2.3	Bylaws (3)
3.1	Certificate of Designations (4)
4	Form of Subscription Agreement (5)
6.1	Amended and Restated Software Licenses and Services Agreement with Outsourced Site Services, LLC dated May 25, 2016 (6)
6.2	2016 Equity Incentive Plan (7)
6.3	Form of Broker-Dealer Services Agreement with FundAmerica Securities LLC (8)
7	Recapitalization and Exchange Agreement dated July 6, 2015 (9)
8	Form of Escrow Agreement (10)

(1) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/exhibit2-1.htm

(2) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10795) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495418000778/icc_ex22.htm

(3) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/iconsumercorp-bylaws.htm

(4) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/exhibit3-1.htm

(5) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10795) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000114420418013698/tv487843_ex4.htm

(6) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460016000165/osslic.htm

(7) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495417000348/icon_ex6.htm

(8) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460016000165/bdserv.htm

(9) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000164460015000006/recapagreement.htm

(10) Filed as an exhibit to the iConsumer Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10480) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1652350/000165495417000348/icon_ex8.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on September 27, 2018.

iConsumer Corp.

/s/ Robert N. Grosshandler
By:	Robert N. Grosshandler, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Robert N. Grosshandler

By: Robert N. Grosshandler, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director

Date: September 27, 2018

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